Exhibit 99.1

ESSA Pharma Inc. Reports Results of Annual General and Special Meeting of Shareholders

HOUSTON and VANCOUVER, Feb. 27, 2020 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (NASDAQ: EPIX, TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, is pleased to announce the results of the votes on matters considered at its Annual General Meeting of Shareholders held on February 27, 2020 in Vancouver, British Columbia, Canada (the "Meeting").

At the Meeting, the shareholders of the Company (the "Shareholders") set the number of directors at nine and re-elected to the board of directors, by ordinary resolution passed by ballot vote, David R. Parkinson, Richard M. Glickman, Gary Sollis, Franklin M. Berger, Scott Requadt, Marella Thorell, Alex Martin, Sandy Zweifach, and Ari Brettman to serve in office until the next annual meeting or until their successors are duly elected or appointed. Detailed results of the voting in respect of the election of directors are as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David R. Parkinson	13,462,400	99.93%	9,170	0.07%
Richard M. Glickman	13,311,982	98.82%	159,588	1.18%
Gary Sollis	13,462,400	99.93%	9,170	0.07%
Franklin M. Berger	13,311,982	98.82%	159,588	1.18%
Scott Requadt	13,467,900	99.97%	3,670	0.03%
Marella Thorell	13,311,882	98.81%	159,688	1.19%
Alex Martin	13,311,882	98.81%	159,688	1.19%
Sandy Zweifach	13,317,482	98.86%	154,088	1.14%
Ari Brettman	13,311,882	98.81%	159,688	1.19%

At the Meeting, the Shareholders also approved: (i) the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company; (ii) an amendment to the Company's existing stock option plan (the "Amended Option Plan"); (iii) the previous grant of stock options exercisable for an aggregate of up to 2,766,470 common shares in the Company under the Amended Option Plan; and (iv) an amendment to the Company's existing restricted share unit plan.

About ESSA Pharma Inc.

ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to file an IND with the US Food and Drug Administration ("FDA") for EPI-7386 in the first calendar quarter of 2020. For more information about ESSA, please visit www.essapharma.com or follow us on Twitter under @ESSAPharma.com.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding the preparation and expected timing of an IND filing with the FDA for EPI-7386 and other statements surrounding the Company's clinical evaluation of EPI-7386.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions. Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/essa-pharma-inc-reports-results-of-annual-general-and-special-meeting-of-shareholders-301013134.html

SOURCE ESSA Pharma Inc

View original content: http://www.newswire.ca/en/releases/archive/February2020/27/c1697.html

%CIK: 0001633932

For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962, E-mail: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Solebury Trout, Contact: (617) 221-8006, E-mail: alada@soleburytrout.com

CO: ESSA Pharma Inc

CNW 19:51e 27-FEB-20